Via Facsimile and U.S. Mail
Mail Stop 4720

May 7, 2010

Mr. Ronald Brus
Chief Executive Officer
Crucell N.V.
Archimedesweg 4-6
2333 CN Leiden, The Netherlands

Re: Crucell N.V.
Form 20-F for the Period Ended December 31, 2008
Filed April 22, 2009
File No. 000-30962

Dear Mr. Brus:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief